Free Writing Prospectus dated April 9, 2014
Registration Statement No. 333-195047
Filed pursuant to Rule 433 of the Securities Act of 1933

NOTICE OF TERMINATION
AND
SUMMARY OF MATERIAL MODIFICATIONS
TO THE
FOUR OAKS BANK & TRUST COMPANY
EMPLOYEES STOCK OWNERSHIP TRUST

April 9, 2014

This Notice of Termination and Summary of Material Modifications (“SMM”) is provided to all Participants of the Four Oaks Bank & Trust Company Employees Stock Ownership Trust (the “Plan”), including retired or terminated Participants, Beneficiaries of deceased Participants and Alternate Payees entitled to receive benefits under the Plan.

The Board of Directors of Four Oaks Bank & Trust Company (the “Company”) recently passed the necessary resolution to terminate the Plan effective April 8, 2014 (“Termination Date”).  As a result, the accounts of all Participants, including the unvested accounts of terminated Participants, are 100% vested as of the Termination Date.   The Board resolution, as adopted, provides for a required distribution of each Participant’s entire account balance as soon as administratively possible following the Termination Date.  It is anticipated that distributions will be made on or before May 8, 2014.

You may take up to 30 days to consider your distribution options. That 30-day period begins today, April 9, 2014.

Each Participant will receive a distribution of 100% of his or her account.  There will be no cost to the Participants for the distribution.

Each Participant is required to make two elections with respect to the distribution. First, the Participant must elect whether to take the distribution in cash, in shares of common stock (“Company Stock”) of Four Oaks Fincorp, Inc., the Company’s parent (the “Parent”), or in a combination of cash and Company Stock. Second, the Participant must elect whether (1) to roll over the distribution to a qualified tax-deferred account (IRA or, for cash distributions only, another qualified plan, including the Company’s 401(k) plan to the extent the 401(k) plan can accept the distribution as a rollover), (2) to have the distribution paid directly to them and be subject to tax, or (3) to elect a combination of (1) and (2).  For any cash distribution made directly to the Participant, the Plan is required to make a 20% federal income tax withholding and a state income tax withholding where applicable.  The Plan is not required to make income tax withholdings with respect to a stock distribution made directly to a Participant, but the distribution is still subject to income tax if it is not rolled over.  More information about each distribution option is available on the enclosed document entitled “Your Distribution Election.”

Participants electing to receive their distribution in Company Stock will receive the Company Stock all at once.  It is anticipated that Participants electing to receive their distribution in Company Stock will be record holders as of the record date of the proposed offering to common stock holders of subscription rights to purchase additional shares of common stock (the “Offering”).  Terms of the Offering are fully described in the preliminary prospectus forming a part of the registration statement on Form S-1 (File No. 333-195047) filed on April 4, 2014, a copy of which is attached.

Participants electing a cash distribution will also receive the distribution all at once (either directly to them or as a rollover to an IRA or to another qualified plan).   The Company Stock in the accounts of Participants electing a cash distribution must be sold to facilitate the cash distribution.  This Company Stock will be sold as soon as administratively feasible following receipt of each Participant’s cash distribution election and, where no election is made, following the end of the election period, provided, however, that no Company Stock will be sold until after the Parent’s trading window opens following the release of its earnings for the first quarter of 2014.  The Company Stock sold in this manner will be valued in each Participant’s account on the date distributions are made (which date is anticipated to be May 8, 2014) based on the average over-the-counter sales price of all shares of Company Stock that were sold between the Termination Date and the date of such distributions.

The Company is prohibited by its regulators, including the Federal Reserve and the Office of the North Carolina Commissioner of Banks, from purchasing or redeeming Company Stock. Accordingly, a Participant who elects a distribution in Company Stock will not have an opportunity to “put” the Company Stock back to the Company.  However, it is anticipated that Company Stock could be sold by the Participant on the market on which Company Stock is traded.

If a Participant fails to make a distribution election by May 8, 2014, the Participant will be deemed to have elected to roll over the Participant’s distribution in cash to the Participant’s Company 401(k) plan account to the extent the 401(k) plan can accept the rollover.  Once in the Participant’s 401(k) plan account, the funds will be invested in accordance with the investment election previously made by the Participant. If no investment election has been made, then the funds will be invested in accordance with the default investment election designated by the 401(k), as approved by the Company.  If a Participant fails to make a distribution election by May 8, 2014 but the Company’s 401(k) plan will not accept the distribution as a rollover, the Participant will be deemed to have elected to roll over the Participant’s distribution in cash to an IRA set up for this purpose.

This SMM is intended to constitute a revision to the Plan’s Summary Plan Description (“SPD”), as well as to notify Participants of the termination of the Plan.  You should refer to this SMM whenever you refer to the SPD.  If you have any questions regarding this SMM, please contact Nancy S. Wise at the Company, 919-963-1130 or nswise@fouroaksbank.com.

The Parent has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering. Before you invest, you should read the prospectus in that registration statement and other documents the Parent has filed with the SEC for more complete information about the Parent and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Parent will arrange to send you the prospectus if you request it by contacting Nancy S. Wise as described above.

Preliminary Prospectus for Offering

Four Oaks Bank & Trust Company Employees Stock Ownership Trust
YOUR DISTRIBUTION ELECTION

Distribution Options - Directed Rollover or Payout

You have the following options, each of which may affect your tax situation in a different manner.  Be sure to read the enclosed Special Tax Notice Regarding Plan Payments that provides more information about these options.  You may also be subject to a 10% early withdrawal penalty.

(1) You may have all or part of your distribution paid in cash as a “direct rollover” to the Four Oaks Bank & Trust Company (the “Company”) Retirement Plan (the “401(k) plan”) to the extent the 401(k) plan can accept the rollover.  For the rules governing the 401(k) plan, please refer to the Summary Plan Description, which is available on MillimanBenefits.com.   If you elect a “direct rollover” to the 401(k) plan of only a portion of your account, the remainder of your account will be paid to you in cash outright.

(2) You may have all or part of your distribution paid in a “direct rollover” to your own individual retirement account (“IRA”) in cash or in stock, or if you elect a “direct rollover” of cash, to another qualified plan in which you are a participant. If you anticipate electing a “direct rollover” of stock, you MUST get confirmation from your IRA custodian that it permits over-the-counter stock as an investment.  If you need assistance identifying an IRA custodian that will accept a rollover of stock, you may contact the Four Oaks Financial Services division for assistance. If you elect a “direct rollover” of only a portion of your account, the remainder of your account will be paid to you in cash outright.

(3)  You may have the amount of your distribution in cash or in stock paid directly to you.  If you elect an outright distribution of your entire account, you may elect a portion to be paid in cash and a portion to be paid in stock.

To elect any of these options, call a Milliman representative at 1-866-767-1212 or log in to your ESOP account at MillimanBenefits.com, click “View/Request Withdrawal” under the “Withdrawals” tab, and follow the instructions.

Market for Stock

Because the Company is prohibited by its regulators, including the Federal Reserve and the Office of the North Carolina Commissioner of Banks, from purchasing or redeeming the common stock of Four Oaks Fincorp, Inc., if you elect a distribution in stock, you will not have an opportunity to “put” the stock back to the Company.   However, it is anticipated that you could sell the common stock on the market on which Four Oaks Fincorp, Inc. common stock is traded.

Waiting Period

You are entitled to 30 days to consider your election options.  By electing a distribution of your account prior to 30 days, you waive the remainder of the 30-day period to which you are entitled to consider this distribution.

Your election must be made not later than May 8, 2014.  If you do not make an election with respect to your entire account by May 8, 2014, your account will be treated as if you had elected for your distribution to be paid in cash as a “direct rollover” to the Company’s 401(k) plan to the extent the 401(k) plan can accept the rollover.  To the extent the 401(k) plan cannot accept the rollover, your account will be treated as if you had elected for your distribution to be paid in cash as a “direct rollover” to an IRA set up for this purpose.

Direct any questions to Nancy S. Wise at Four Oaks, 919-963-1130 or nswise@fouroaksbank.com.